                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                              SCHEDULE 13-G

               Under the Securities Exchange Act of 1934

                          (Amendment No.  2  )


                          Atwood Oceanics, Inc.
                    (Name of Issuer)

                      Common Stock
             (Title of Class of Securities)

                       050095-10-8
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement    A fee
is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


2.        Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.             Sole Voting Power

Shares                         456,100

Beneficially  6.            Shared Voting Power

Owned by

Each          7.            Sole Dispositive Power

Reporting                       456,100

Person With   8.            Shared Dispositive Power



9.   Aggregate Amount Beneficially owned by each reporting person:

     456,100 shares held by Lindner Growth Fund

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares


11.  Percent of  Class Represented by Amount in Row  (9)

         6.90%

12.  Type of Reporting Person

     IA - Ryback Management Corporation  IV - Lindner Investment Series Trust


     sec 1745 (6-80)
                              SEE INSTRUCTION BEFORE FILLING OUT!

                              SEC 13G 3
                    SECURITIES AND EXCHANGE COMMISSION
                      SCHEDULE 13-G Amendment No. 2

Item 1(a)   Name of Issuer:

            Atwood Oceanics, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

           15835 Park Ten Place Drive
          Houston, TX 77218

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            050095-10-8

Item 3 This statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b) check whether the filing person is a:

 [X] Investment Company registered under Section 8 of the Investment Company
      Act  ( LINDNER INVESTMENT SERIES TRUST)

 [X] Investment Company Adviser registered under Section 203 of the Investment
     Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4  Ownership
        The shares listed below were held in a fiduciary capacity by Ryback Management Corp. and/or Lindner Investment Series Trust as of December 31, 1995:

     (A) Amount beneficially owned: 456,100 shares held by Lindner Growth Fund
     (B) Percent of class: 6.90%
     (C) Number of shares as to which such COMPANY has:
        (1)sole power to vote or direct to vote : 456,100
        (2)shared power to vote or direct to vote:
        (3)sole power to dispose of or direct disposition of: 456,100
        (4)shared power to dispose or direct disposition of:

Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Lindner Growth Fund (formerly Lindner Fund, Inc.), a registered investment company, is a holder of 6.90% of the outstanding class of securities. Lindner Growth Fund is a separate series of the Lindner Investment Series Trust.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
         See Item 3


Item 8.  Identification and classification of members of the Group:
         Not Applicable


Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 25, 1996




                            /s/   Eric E. Ryback, President
                              Ryback Management Corp.,
                              Lindner Investment Series Trust
                              (314) 727-5305